Exhibit 99.2

Bryn Mawr Bank Corporation

NASDAQ: BMTC

Second Quarter 2014 Conference Call

Prepared Remarks

July 25, 2014

8:30 A.M. (EDT)

Operator:

Good morning ladies and gentlemen. My name is (            ); I will be your conference call operator today. At this time I would like to welcome everyone to the Bryn Mawr Bank Corporation’s quarterly conference call.

All lines have been placed on mute to prevent any background noise. After the speaker remarks, there will be a question and answer period. If you would like to pose a question during this time, please press the star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the star key and then the number 2. Thank you.

It is now my pleasure to turn the floor over to your host, Duncan Smith, Chief Financial Officer. Sir, you may begin your conference.

Duncan Smith:

Thank you, (            ), and thanks everyone for joining us today. I hope you had a chance to review our most recent press release. If you have not received our press release it is available on our Website at bmtc.com or by calling 610-581-4925.

Ted Peters, Chairman and CEO, of Bryn Mawr Bank Corporation, has some comments on the quarter and our strategic initiatives. After that, we will take your questions.

The archives of this conference call will be available at the Bryn Mawr Bank Corporation website or by calling 877-344-7529, and the replay passcode is 10048017. A replay will be available approximately two hours after this call concludes.

Before we begin, please be advised that during the course of this conference call, management may make forward-looking statements, which are not historical facts.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include, but are not limited to, the words may, will, would, could, should, likely, possibly, probably, potentially, predict, contemplate, continue, believe, expect, anticipate, outlook, project, forecast, are optimistic, are looking, intend, plan, target, estimate, or words or phrases of similar meaning.

Forward looking statements by their nature are subject to risks and uncertainties. A number of factors, many of which are beyond the Corporation’s control, could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements.

All forward-looking statements discussed during this call are based on Management’s current beliefs and assumptions, and speak only as of the date and time they are made. The Corporation does not undertake to update forward-looking statements. For a more complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with the Securities and Exchange Commission, located on our website. Thanks, now I would like to turn the call over to Ted.

Ted Peters:

Thanks, Duncan. First of all, I’d like to thank you for joining our conference call today.

I hope you’ve had a chance to review our second quarter earnings press release that we issued yesterday, after the market close. The continued increase in quarter-over-quarter earnings is very satisfying and an endorsement of our sound business strategy and certainly an encouraging sign of an improving economy.

Before I delve into the results for the quarter, I would just like to update you on the progress of our pending merger with Continental Bank Holdings, Inc. The staff and management of both institutions have been hard at work preparing for the merger, which I’m pleased to report is moving along as anticipated. We are very excited to join forces with Continental and to expand our footprint into many desirable new markets.

We reported net income of $7.6 million and diluted earnings per share of $0.55 for the second quarter of 2014, a 21.6% and 19.6% increase, respectively, from the same period last year. For the three months ended June 30, 2014, we saw increases in net interest income and wealth management revenues and a decrease in the provision for loan and lease losses between the periods. These improvements were partially offset by a decrease in the gain on sale of residential mortgage loans.

Some of the significant factors contributing to the results for the second quarter of 2014, as compared to the same period in 2013, included:

•	Net interest income increased $1.5 million, or 8.5%, to $19.4 million compared to the same period in 2013. The increase was largely the result of a $172.3 million, or 12.1%, increase in average loans.

•	Partially offsetting this loan growth was a decrease in average available for sale investment securities of $53.9 million. In addition to the decrease in the investment portfolio, average long-term borrowings increased by $72.4 million, or 48.1%, as loan demand necessitated this increase in borrowed funds.

We have experienced steady loan growth over the last four quarters as the total loan and lease portfolio as of June 30, 2014, has grown $185 million, or 12.0%, to $1.62 billion compared to $1.43 billion as of June 30, 2013. The lending team has done an excellent job of growing the loan portfolio, particularly the commercial segments of the portfolio.

The tax equivalent net interest margin of 4.03% for the three months ended June 30, 2014 was a 5 basis point increase from 3.98% for the same period in 2013.

Non-interest income for the three months ended June 30, 2014 decreased $186 thousand compared to the same period in 2013.

•	Significant factors contributing to this decrease included a $955 thousand, or 64.0%, decrease in the gain on sale of residential mortgage loans. During the three months ended June 30, 2014, the volume of residential mortgage loans sold totaled $15.2 million as compared to $46.6 million for the same period in 2013. However, we are encouraged by the fact that mortgage loan sales during the second quarter of 2014 showed an increase of 64.0% when compared to the first quarter of 2014. While the refinancing boom related to a low rate environment has substantially ended, we are beginning to see an uptick in mortgage originations related to home purchases.

•	Partially offsetting these decreases was an increase of $405 thousand in wealth management revenue for the three months ended June 30, 2014, as compared to the second quarter of 2013. New business and market appreciation account for this increase between periods.

Wealth Management Division assets under management, administration, supervision and brokerage as of June 30, 2014 were $7.6 billion, an increase of $715 million, or 10.4%, from June 30, 2013.

Non-interest expense for the three months ended June 30, 2014 increased $102 thousand, to $20.6 million, as compared to $20.5 million from the same period in 2013. Several offsetting increases and decreases contributed to this overall small increase between the periods including:

•	Establishment of two senior management-level positions, payment of severance benefits and annual salary increases resulted in an increase of $608 thousand in salaries.

•	The Corporation engaged several new consultants in connection with ongoing infrastructure enhancement projects resulting in an increase of $250 thousand in professional fees.

•	A $311 thousand decrease in due diligence and merger-related expenses primarily related to the absence of costs associated with the MidCoast Community Bancorp merger, which was terminated in August 2013.

•	Better-than-expected returns on pension assets in 2013 along with an increase in the discount rate used to calculate periodic pension costs helped to reduce the Corporation’s pension costs by $402 thousand for the second quarter of 2014 as compared to the same period in 2013.

Total portfolio loans and leases of $1.62 billion as of June 30, 2014 increased by $68.4 million, or 4.4%, from December 31, 2013. Commercial mortgages, commercial and industrial, and construction loans accounted for a majority of the increase.

Nonperforming loans and leases as of June 30, 2014 were $8.4 million, or 0.52% of total portfolio loans and leases, as compared to $10.5 million, or 0.68% of portfolio loans and leases, as of December 31, 2013.

For the three months ended June 30, 2014, the Corporation recorded net loan and lease charge-offs of $200 thousand, as compared to $495 thousand for the same period in 2013.

For the three months ended June 30, 2014, the Corporation recorded a negative provision for loan and leases losses (a release from the allowance) of $100 thousand, as compared to a $1.0 million provision for loan and lease losses for the same period in 2013. Lower net charge-offs, reductions in non-performing loans, upgrades of internally-assigned risk ratings of the Corporation’s loan portfolio, as well as improvements to certain qualitative factors considered in the calculation of the Allowance, contributed to this decrease in the provision.

Total assets as of June 30, 2014 were $2.13 billion, an increase of $69.6 million from December 31, 2013. Loan originations accounted for substantially all of this increase.

Deposits of $1.62 billion, as of June 30, 2014, increased $28.6 million from December 31, 2013. The increase was comprised of a $24.8 million increase in money market and savings accounts and a $10.1 million increase in non-interest-bearing deposits which were the result of deposit promotions conducted during the first half of the year. In addition, wholesale deposits increased by $14.4 million between the dates. These increases were partially offset by a $17.2 million decrease in time deposits between the dates, as the higher-rate certificates of deposit were allowed to run off.

The capital ratios for the Bank and the Corporation indicate levels well above the regulatory minimum to be considered “well capitalized.” The tangible equity ratios for both the Bank and the Corporation have improved from their December 31, 2013 levels of 8.78% and 8.92%, to 9.18% and 9.32% respectively, at June 30, 2014. These increases were largely the result of increases in retained earnings, along with increases in unrealized gains on available for sale investment securities between the dates.

For the past 85 consecutive quarters, we have paid dividends to our shareholders. We are very proud of this record and feel very fortunate to have the continued loyalty and support of our shareholders. Therefore, I am pleased to announce that on July 24, 2014, the Board of Directors of the Corporation voted to increase our quarterly dividend, declaring a dividend of $0.19 per share payable on September 1, 2014 to shareholders of record as of August 5, 2014. We believe that this increase demonstrates the Board’s confidence in our business plan and its execution.

In summary:

We believe our business model is sound and with an improving economy, locally and nationally, we are in an excellent position to take advantage of opportunities for continued profitable growth and strong performance.

As we strive to achieve our goal of growing the Corporation to $3 billion in assets and $8 billion in wealth assets by the end of 2014, we continually evaluate acquisition opportunities as they arise, with a focus on quality and compatibility.

With that, we will open the lines for any questions.

Operator, would you please compile the Q&A roster?